SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Transact Technologies Incorporated
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   892918-10-3
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                                 (CUSIP Number)

                                 Mr. Niles Moser
                              210 Stokes Farm Road
                        Franklin Lakes, New Jersey 07417
                            Telephone: (201) 847-1832
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                  April 5, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 892918-10-3
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            POS Partners LLC
            I.R.S. Identification No. 06-1610270
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
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3)  SEC Use Only
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4)  SOURCE OF FUNDS                                      AF
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION                 New Jersey
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NUMBER OF       7)   SOLE VOTING POWER                   275,000*
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8)   SHARED VOTING POWER                       0
OWNED BY        ----------------------------------------------------------------
EACH            9)   SOLE DISPOSITIVE POWER              275,000*
REPORTING       ----------------------------------------------------------------
PERSON WITH     10)  SHARED DISPOSITIVE POWER                  0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                275,000*

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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [ ]
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.8%
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14) TYPE OF REPORTING PERSON                             OO
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*     The Reporting Person is a limited liability company whose sole member is
      Mr. Niles Moser.

CUSIP NO.: 892918-10-3
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             Niles Moser
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
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3)  SEC Use Only
 -------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                      PF
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION                 USA
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NUMBER OF       7)       SOLE VOTING POWER                     0
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8)       SHARED VOTING POWER             395,000*
OWNED BY        ----------------------------------------------------------------
EACH            9)       SOLE DISPOSITIVE POWER                0
REPORTING       ----------------------------------------------------------------
PERSON WITH     10)      SHARED DISPOSITIVE POWER        395,000*
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         395,000*
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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [ ]
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.9%
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14) TYPE OF REPORTING PERSON                             IN
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* Beneficial ownership of 275,000 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is the sole member of POS Partners LLC, a New Jersey limited liability company ("POS"). Beneficial ownership of an additional 120,000 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). The Reporting Person expressly disclaims beneficial ownership of any shares beneficially owned by the Partnership. See Items 5 and 6 hereof.

ITEM 1. SECURITY AND ISSUER

        Item 1 to the Reporting Persons' Schedule 13D filed on March 8, 2001 (the "Original Filing") is hereby incorporated herein by this reference. Capitalized terms used but not otherwise defined herein have the meaning given in the Original Filing.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 to the Original Filing is hereby incorporated herein by this reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 to the Original Filing is hereby incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 to the Original Filing is hereby incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

        (a) (i) As of the date of this Schedule, each of the Reporting Persons may be deemed to beneficially own the number of shares of Common Stock of the Issuer described below:

                 1. POS may be deemed to be the beneficial owner of 275,000 shares of Common Stock, of which POS is the record owner. By virtue thereof, POS may be deemed to beneficially own 4.8% of Issuer's Common Stock.

                 2. Mr. Moser may be deemed to be the beneficial owner of 395,000 shares of Common Stock. Beneficial ownership of 275,000 shares of Common Stock is being reported solely due to the fact that Mr. Moser is the sole member in POS. Beneficial ownership of an additional 120,000 shares of common stock reported hereunder is being reported solely due to the fact that Mr. Moser is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). Mr. Moser expressly disclaims beneficial ownership of all shares beneficially owned by the Partnership. See Item 6 hereof. By virtue thereof, Mr. Moser may be deemed to beneficially own 6.9% of Issuer's Common Stock.

        The above percentages are computed based on the number of outstanding shares of Common Stock reported by the Issuer in its Report on Form 10-K for the year ended on December 31, 2001, and assumes no exercise of warrants or options or conversion of any convertible security by any person other than the Reporting Persons.

        Each of the Reporting Persons disclaims the existence of a "group" between or among either of them and the Partnership and between or among either of them and any or all of the other partners in the Partnership, in each case within the meaning of
Section 13(d)(3) of the Exchange Act.

        (b) (i) POS may be deemed to have sole voting and dispositive power with respect to the 275,000 shares of Common Stock it may be deemed to beneficially own.

                 (ii) By reason of Mr. Moser's status as sole member of POS, Mr. Moser may be deemed to have sole voting and dispositive power with respect to the 275,000 shares of Common Stock POS may be deemed to beneficially own. By reason of Mr. Moser's status as a general partner in the Partnership, Mr. Moser may be deemed to share the power to vote and dispose of the 120,000 shares of Common Stock beneficially owned by the Partnership. See Item 6 hereof.

        (c) During the 60 days ending on April 5, 2002, POS disposed of an aggregate of 25,000 shares of Common Stock by means of open market transactions on the dates and at the prices per share set forth below:

           Date                       Number           Price

           February 7, 2002           2,500            $6.00
           March 25, 2002             4,000            $5.21
           March 26, 2002             5,000            $5.35
           March 27, 2002             5,600            $5.75
           March 28, 2002             1,400            $5.59
           April 1, 2002              1,000            $5.85
           April 2, 2002                500            $6.40
           April 5, 2002              5,000            $6.45

        (d) Not applicable.

        (e) On April 5, 2002, as a result of the sales described in Item 6(c) above, POS ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 to the Original Filing is hereby incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 to the Original Filing is hereby incorporated herein by this reference.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2002

                               /s/ Niles Moser
                               -------------------
                                    NILES MOSER

                               POS PARTNERS LLC

                               By: /s/ Niles Moser
                                  ----------------
                               Niles Moser, Member

                                      -3-